UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-51406

CUSIP NUMBER NA]

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Federal Home Loan Bank of Seattle
Full Name of Registrant

Former Name if Applicable

1501 Fourth Avenue, Suite 1800
Address of Principal Executive Office (Street and Number)

Seattle, Washington 9101-1693
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The quarterly report on Form 10-Q to be filed pursuant to the Securities Exchange Act of 1934 by the Federal Home Loan Bank of Seattle (the “Bank”) for the quarterly period ended September 30, 2008, has not yet been completed because the Bank has not been able to complete its evaluation for other-than-temporary-impairment of certain investments. Due to the complexity of the required analysis and the number of securities requiring analysis, the evaluation could not be completed without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Christina J. Gehrke	(206)	340-2354
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the ongoing evaluation described above, the Bank has not finalized its financial statements for the quarterly period ended September 30, 2008. However, the Bank expects that its results of operations for the three months ended September 30, 2008 will decrease from its results of operations for the three months ended September 30, 2007, primarily as a result of a net loss of $4.2 million that the Bank has recorded related to its termination of interest-rate exchange agreements with Lehman Brothers Special Financing as a result of the bankruptcy of its parent company, Lehman Brothers Holdings, Inc., as well as a $2.5 million loss on debt retirements. In addition, although the Bank is unable to provide a reasonable estimate at this time of the amount of other-than-temporary-impairment charges, any such impairment would further reduce the Bank’s net income for the three and nine months ended September 30, 2008.

Federal Home Loan Bank of Seattle
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2008	By:	/s/ Christina J. Gehrke
Name: Christina J. Gehrke
Title: Senior Vice President, Chief Accounting and Administrative Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)